Crowdfunding the future of Earnest Capital

Published March 20, 2021

Our Reg CF crowdfunding campaign is now live on Wefunder!

From day one it has been clear that the opportunity is absolutely enormous to build a new kind of capital + community + mentorship for bootstrappers, makers, indie hackers, and builders of calm companies. As we prove out our model, we're backing a tiny fraction of the number of entrepreneurs we could, and one day will be, backing.

So we're raising a round of funding that, unlike investing in our Fund 1/2/3/etc, is a long-term bet on the future of Earnest Capital. Inspired by campaign our friends at Backstage Capital and (Earnest mentor) Sahil Lavingia's company Gumroad, we're going to do it via a crowdfunding campaign.

We've been thrilled by the response of our community of entrepreneurs and investors who've backed us during a 'friends & family' phase of the round and are so excited to open it up to everybody 🚀

Two things to know:

1/ This investment is available to *non-accredited investors too*! This may be the only opportunity we'll be able to make available to investors who are not accredited.

2/ The structure we're offering is not investing in our normal funds, where we collect capital and invest it in companies, but an investment in Earnest Capital itself as a long-term venture. The investors will get paid via a share of "carry" or carried interest (exact terms on the campaign page). Carry is the main way Earnest, and me, Tyler, personally as the founder, will make money over the long-term by taking a 20% share of all profits that we return to our LPs (the investors that put money into the funds). By default as the founder, I own all the future carried interest. We already carved out 20% of the carry to share with our team and earliest backers, and investors in this round would get another separate slice of that which extends across all past, current, and future funds we raise. So essentially this is a share of my personal "founder equity" in the long-term success of Earnest Capital.

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The main reason for bringing on extra capital is essentially the same reason founders raise capital from us. We are incredibly optimistic about our ability to grow Earnest Capital, want to retain and grow an incredible team to meet the challenge, and the extra capital will allow us to maintain a long-term focus.

Accredited investors interested in investing directly into our next fund (Fund III) as an LP should start here.

✌️ *crafted in Earnest,*

Tyler

Disclosures: We are testing the waters to evaluate investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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